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QUICK LAW GROUP PC

900 WEST PEARL STREET

SUITE 300

BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

VIA EDGAR

June 12, 2012

Jay Ingram, Esq.

Jessica Dickerson, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

B-Maven, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed June 12, 2012

File No. 333-176376

Dear Mr. Ingram and Ms. Dickerson,

Thank you for your comment letter of June 8, 2012 regarding Amendment No. 6 to the Registration Statement on Form S-1 of B-Maven, Inc. (the “Company”).  Based on your comments and current business status of the Company, the Company has filed Amendment No. 7 to the Registration Statement on Form S-1 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter.

Management’s Discussion and Analysis or Plan of Operation, page 23

Operations, page 23

1.  We note your response to comment four of our letter dated May 22, 2012.  We still do not understand how you will not be able to pursue any of your timeline goals or action steps if you raise 75%, 50%, 25%, or 10% of your additional financing objectives.  For example, based on your disclosure on page 24, you require $60,000 to complete phases 1-3 of your business plan.  If you raise 75% of the required $100,000 you state is necessary to complete phases 1-4, you will have raised $15,000 more than the funding required to complete phases 1-3.  Please explain to us why you will not be able to pursue any of these phases upon receipt of the additional funding.

Response: As requested, the Company has modified its disclosure with respect to additional financing.  Specifically, it has clarified that with partial financing it will in fact be able to achieve certain of its business objectives although not necessarily pursuant to the schedule set forth in the time-line.  It has removed the reference to the Company being unable to achieve any of its goals of action steps.

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC